UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

140475104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D/A	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,589,700
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 2,589,700
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,589,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 26,322,663 shares of Common Stock, par value $0.01 per share, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2006.

CUSIP No. 140475104	13D/A	Page 3 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,589,700
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 2,589,700
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,589,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 4 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,589,700
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 2,589,700
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,589,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 5 of 10 pages

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D as filed on December 2, 2005 and amended on December 22, 2005, April 21, 2006 and May 18, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 140475104	13D/A	Page 6 of 10 pages

Item 4. Purpose of Transaction.

On December 21, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “December 21st Letter”). A copy of the December 21st Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On April 20, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “April 20th Letter”). A copy of the April 20th Letter is attached to the Schedule 13D as Exhibit B and is incorporated herein by reference. In addition, on April 20, 2006, the Reporting Persons issued a press release related to the April 20th Letter, a copy of which is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On May 17, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “May 17th Letter”). A copy of the May 17th Letter is attached to the Schedule 13D as Exhibit D and is incorporated herein by reference. In addition, on May 17, 2006, the Reporting Persons issued a press release related to the May 17th Letter, a copy of which is attached to the Schedule 13D as Exhibit E and is incorporated herein by reference. On June 21, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “June 21st Letter”). A copy of the June 21st Letter is attached hereto as Exhibit F and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

CUSIP No. 140475104	13D/A	Page 7 of 10 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.**

Exhibit B	Letter to the Board of Directors of Capital Senior Living Corporation, dated April 20, 2006.***

Exhibit C	Press Release, dated April 20, 2006.***

Exhibit D	Letter to the Board of Directors of Capital Senior Living Corporation, dated May 17, 2006.****

Exhibit E	Press Release, dated May 17, 2006.****

Exhibit F	Letter to the Board of Directors of Capital Senior Living Corporation, dated June 21, 2006.

Exhibit G	Schedule of Transactions in Shares of the Issuer.****

Exhibit H	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.
**	Previously filed with the Schedule 13D/A on December 22, 2005.
***	Previously filed with the Schedule 13D/A on April 21, 2006.
****	Previously filed with the Schedule 13D/A on May 18, 2006.

CUSIP No. 140475104	13D/A	Page 8 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 140475104	13D/A	Page 9 of 10 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.**

Exhibit B	Letter to the Board of Directors of Capital Senior Living Corporation, dated April 20, 2006.***

Exhibit C	Press Release, dated April 20, 2006.***

Exhibit D	Letter to the Board of Directors of Capital Senior Living Corporation, dated May 17, 2006.****

Exhibit E	Press Release, dated May 17, 2006.****

Exhibit F	Letter to the Board of Directors of Capital Senior Living Corporation, dated June 21, 2006.

Exhibit G	Schedule of Transactions in Shares of the Issuer.****

Exhibit H	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.
**	Previously filed with the Schedule 13D/A on December 22, 2005.
***	Previously filed with the Schedule 13D/A on April 21, 2006.
****	Previously filed with the Schedule 13D/A on May 18, 2006.

CUSIP No. 140475104	13D/A	Page 10 of 10 pages

EXHIBIT F

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

June 21, 2006

Via FedEx

Capital Senior Living Corporation

Independent Members of the Board of Directors

Mssrs. Hartberg, Nee and Moore; Ms. Krueger

14160 Dallas Parkway, Suite 300

Dallas, Texas 75254

Dear Independent Board Members:

We recently received a letter from Mr. David R. Brickman, Vice President and General Counsel of Capital Senior Living Corporation (“CSU” or the “Company”). In the letter, Mr. Brickman states that before any meeting between ourselves, CSU management and the Board of Directors, we must first execute a confidentiality agreement relating to nonpublic information that would be divulged at the meeting. As we mentioned to Mr. Stroud in our conversation last week (which he seems to have ignored), we do not want to be in receipt of nonpublic information relating to CSU. We believe that a meeting in which we discuss the ineptitude of current management and the maximization of shareholder value can take place between ourselves and the independent members of the Board of Directors without the release of any nonpublic information.

We view any requirement that we sign a confidentiality agreement as a disingenuous tactic by management and the Board to restrict our ability to speak and trade freely in the shares. As one of the largest shareholders of the Company, we are entitled to voice our concerns to the independent members of the Board of Directors, who should be representing the interests of shareholders. Any refusal is a complete dereliction of fiduciary responsibility.

With regard to the meeting, we would like to discuss with the independent members of the Board of Directors, among other items, the recent significant stock sales by Lawrence Cohen and James Stroud. Such stock sales are completely inconsistent with recent statements by management that its growth strategy will create additional value for shareholders. If management was seriously committed to its growth strategy and truly believed that it would lead to value creation, Mr. Cohen and Mr. Stroud would be increasing, not reducing in Enron-like fashion, their overall stake in the Company.

Further, we were also shocked to learn that the results of the May 9, 2006 annual meeting will not be released until the 10-Q for the second quarter of 2006. It is common practice for a public company to release the results of its proxy vote shortly after its annual meeting and we view CSU’s significant delay as an underhanded attempt to withhold material information from shareholders for an extended period of time. It is especially important for all shareholders to become aware of the proxy vote results on a timely basis given the public disagreement on corporate strategy between management and one of its largest shareholders.

Please provide a response as to when we will be able to meet with the independent members of the Board of Directors as soon as possible.

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

cc:	James A. Stroud

Lawrence A. Cohen

David R. Brickman